UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2025

Iris Bincovich
Chief Executive Officer
Innocan Pharma Corporation
1015, 926 - 5 Avenue SW
Calgary, Alberta T2P 0N7
Canada

Re: Innocan Pharma Corporation
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted June 20, 2025
CIK No. 0001889791

Dear Iris Bincovich:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form F-1

Cover Page

1. We note your estimated initial public offering price of $10.40 is based on the last reported sale price of your common shares on the Canadian Securities Exchange, as converted into U.S. dollars and after giving effect to a proposed 65-for-1 share split. However, we also note your disclosure on the prospectus cover page that your share price on the CSE, OTCQB or FSE may not be indicative of the actual offering price and that the actual offering price will be determined between you and the underwriters at the time of pricing and may be at a discount to the current market price. If you expect the U.S. initial public offering price will be substantially similar to your most

recent home market trading price, as adjusted for currency conversion and the proposed share split, please disclose on the prospectus cover page that the U.S. initial public offering price will be determined by reference to your home market trading price. If you do not expect that the U.S. initial public offering price will be substantially similar to your home market trading price, as adjusted for currency conversion and the proposed share split, please disclose on the prospectus cover page a bona fide price range for the offered securities or an expected range of deviation from your home market trading price (e.g., 10% of your home market trading price) within which you expect to price the securities. Refer to Item 501(b)(3) of Regulation S-K.

The Offering
Over-allotment option, page 7

2. We note your disclosure that you have granted the underwriter an option to purchase up to 1,105,768 additional common shares. Please revise to reconcile this with your other disclosure that indicates that the over-allotment option will be exercisable for 144,230 additional common shares. In this regard, we note your disclosure on page 7 of the number of common shares to be issued and outstanding after this offering, assuming the underwriter exercises in full the over-allotment option, as well as your disclosure on page 167 stating that the over-allotment option will represent 15% of the common shares soled in the offering.

Please contact Gary Newberry at 202-551-3761 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Jessica Dickerson at 202-551-8013 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.